 Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email :mail@drreddys.com
www.drreddys.com

November 11, 2019

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy’s Laboratories enters Nutrition Segment with Celevida in India.”

This is for your information.

With regards,

Sandeep Poddar
Company Secretary

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com (Ph: +91-40-49002135)	MITALI SARKAR mitali.sarkar@drreddys.com (Ph: +91-40- 49002121)

Dr. Reddy’s Laboratories enters Nutrition Segment with Celevida in India

Hyderabad, India, November 14, 2019	For Immediate Release

Hyderabad, India, November 14, 2019 — Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY), today announced the entry into the nutrition segment with the launch of its diabetes nutrition drink ‘Celevida’ in India. It’s a first-of-its-kind under Dr. Reddy’s nutrition portfolio and clinically proven to help manage blood glucose levels among Indian patients.

The brand ‘Celevida’ is derived from two words ‘Celebration’ and ‘Vida’*, which means ‘Celebrate Life’. It is available in two flavors – Kesar Elachi and Chocolate, which are taste tested with 300+ diabetics and prediabetics1.

M V Ramana, Chief Executive Officer, Branded Markets (India and Emerging Markets), Dr. Reddy’s Laboratories said, “We are pleased to mark our foray into the nutrition segment with Celevida, which will address unmet nutrition needs of the patients in India. Through this nutrition drink, we continue to work towards making a positive impact on people’s health and quality of life.”

Dr. Reddy’s Celevida is formulated to have high protein (28-30%), high fiber (12-18%) and slowly digested carbohydrates, which will support in managing the postprandial blood glucose response and satiety2. The product contains high amount of plant protein that comes from Soy, Ragi and Gram flours. The product has 20 vitamins and minerals, and ingredient such as Folate, Iron, Magnesium, Pantothenic acid, Riboflavin, Vitamin B12, Vitamin B6 and Vitamin C that would further support in managing tiredness and fatigue3.

Diabetes is a growing challenge in India with a large diabetic (around 73 million) and pre-diabetes population (around 80 million people) and we are estimated to have world’s largest diabetes population by 20354. What is contributing to the rise of diabetes in the growing population is the changing habits of diet and a sedentary lifestyle. The Indian Council of Medical Research has recommended that, the daily diet of an adult should contain at least 60g of protein and 40g of dietary fibre (based on a 2000 Kcal diet)5.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to  without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.

References:

1-	Nielsen diagnostic report- ‘EVALUATING INITIATIVE PERFORMANCE OF CELEVIDA PROPOSITION’
2-	Food and Nutrition Sciences. 2019; 10:937-994.
3-

Diabetes; 2019 Jun:68 (Supplement 1) & Bartley SH. What do we call fatigue. In: Simonson E, Weiser PC, editors. Psychological and Physiological Aspects of Work and Fatigue. Springfield, IL: Charles C. Thomas; 1976. pp. 409–414.

4-	Diabetes Atlas (internet), 2018 (accessed on 18 April). Available from: http://www.diabetesatlas.org/across-the-globe.html
5-	Nutrient requirement and recommended dietary allowances for Indians- National Institute of Nutrition, 2010.

*Vida is in Latin language means Life